

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 24, 2017

Via E-mail
Kevin Moriarty
Chief Financial Officer
Avnet Inc.
2211 South 47th Street
Phoenix, Arizona 85034

> **Re: Avnet Inc.**
> **Form 10-K for the Fiscal Year Ended July 2, 2016**
> **Filed August 12, 2016**
> **Form 8-K Filed October 27, 2016**
> **File No. 001-04224**

Dear Mr. Moriarty:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 2, 2016

1.   Information published by the U.S. Department of Commerce earlier this year and reported by various news organizations indicates that ZTE Corporation has re-exported controlled items to sanctioned countries contrary to U.S. law and that ZTE planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws. We are aware of a news article stating that ZTE is effectively barred from selling telecommunications network equipment in the United States. Recent news reports identify you as a ZTE supplier, and as among the "top US exporters to ZTE." Another report identifies you as a ZTE distributor, and indicates that your shares fell 1.5 percent on the day after the Commerce Department imposed restrictions on sales to ZTE. Please address for us the impact information about ZTE has had on your reputation and share value to date, and the

possibility that this information will have adverse reputational and other effects upon you in the future because of your business relationship with ZTE.

2.   We are aware of publicly available information indicating that ZTE products are available in Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, including any involving ZTE. You should describe any products, components, services, information or technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

Form 8-K Filed October 27, 2016

Exhibits 99.1 and 99.2

3.   We note that you present non-GAAP operating measures which adjust captions from your income statement to include the results of the TS segment in continuing operations. We also note that the TS segment is presented as discontinued operations under ASC 205 in your consolidated financial statements. Please tell us why you believe this presentation is meaningful to an investor. In addition, please explain to us how you considered the guidance in Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 related to the use of individually tailored recognition and measurement methods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery